United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number	SEC File Number	CUSIP Number
3235-0058	000-56322	25241A103

(Check One) ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q       ☐ Form 10-D     ☐ Form N-SAR     ☐ N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

DH ENCHANTMENT, INC.

Full Name of Registrant

_____________________________

Former Name if Applicable

Unit A, 13/F, Gee Luen Factory Building
316-318 Kwun Tong Road
Address of Principal Executive Office (Street and Number)

Kowloon, Hong Kong
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company was unable to file the Form 10-Q for the quarter ended September 30, 2023, within the prescribed time period due to delays arising from an internal restructuring of the Company’s personnel. As a result, the Company was unable to timely complete and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 without unreasonable effort and expense. The Registrant intends to file the Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

Part IV - Other Information

(1)   Name and telephone number of person to contact in regard to this notification

Sally Kin Yi LO		+ 852 2621 3288
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	☑	No	☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six months ended September 30, 2023, the Company generated net revenues of approximately $686, as compared to approximately $6,581 for the same period ended September 30, 2022. The cost of revenue was approximately $1,092 and approximately $2,235 for the six months ended September 30, 2023, and 2022, respectively. This resulted in a net loss of approximately $42,786 and approximately net income of $274,796 for the six months ended September 30, 2023, and 2022, respectively.

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DH Enchantment, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	November 14, 2023	By /s/	Sally Kin Yi LO	Title:	Chief Executive Officer (Principal Executive)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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